Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

On November 9, 2015, members of the Interval Leisure Group, Inc. (“ILG”) management team spoke during ILG’s third quarter 2015 earnings conference call. A copy of the earnings release and related investor presentation were previously filed by ILG on November 9, 2015 in a Current Report on Form 8-K. Some of management’s remarks and questions posed to management during the call included the pending merger between a wholly owned subsidiary of ILG and Vistana Signature Experiences, Inc. (“Vistana”), the vacation ownership business of Starwood Hotels & Resorts Worldwide, Inc. Below are those excerpts from the transcript of the conference call that relate to the proposed transaction.

Lily Arteaga — Vice President, Investor Relations for Interval Leisure Group

“In connection with the proposed merger between a wholly owned subsidiary of ILG and Vistana, ILG intends to file with the SEC a registration statement on Form S-4 containing a proxy statement prospectus — which we urge you to read, along with other relevant documents filed with the SEC, because they will contain important information about the proposed merger.”

Craig Nash — Chairman, President and CEO, Interval Leisure Group

“Before we get into the specifics for the quarter, I’d like to first discuss our Vistana transaction. As you all know, on October 28, we announced an agreement to acquire Vistana Signature Experiences, the vacation ownership business of Starwood Hotels & Resorts Worldwide. This transformational combination will create a leading, integrated, shared-ownership Company that has the scale, financial strength and product portfolio to excel, and drive value for shareholders and clients alike. Together, we will have an expansive portfolio of approximately 200 managed vacation ownership resorts, encompassing over 500,000 owners and more than 11,000 employees. With an even more diverse offering of leading properties and broader geographic reach, ILG will be stronger than ever, both financially and in our ability to thrive in a rapidly evolving industry. We have posted supplemental materials about the transaction on our website, and I will say more about the acquisition later in the call. So let me first review our results for the quarter.”

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“This brings us to our Vistana acquisition. While we will be providing additional information in the Form S-4 expected to be filed in December, I will now walk you through the supplemental set of slides I mentioned earlier. Let me start by spending a moment discussing how we got here and where we intend to go. We have been steadfast in our strategic initiatives to drive growth. First, grow revenue, adjusted EBITDA and cash flow. Second, achieve strategic diversification. And third, optimize our organizational structure. Our acquisitions of Hyatt Vacation Ownership and now Vistana support each of these objectives. The Vistana transaction makes a great deal of sense financially, strategically and as a platform for long-term organic growth, enhancing our attractiveness as an investment opportunity for our stockholders.

Now specific to the slides, as you will see on slide 4, this combination gives us an even stronger platform to drive significant shareholder value creation. With the acquisition of Vistana, ILG will be anchored by a more flexible financial profile and multiple robust growth engines. And we will be strongly positioned to capitalize on emerging trends in the industry. By any measure, we are creating a stronger, more competitive Company. We will have the global master licenses in vacation ownership for Westin, Sheraton and Hyatt, three of the top upper-upscale brands in hospitality. We will have improved scale, global reach, assets, inventory, and sales and marketing infrastructure to support increased growth. And this will be complemented by an enhanced financial profile, with a strong balance sheet and substantial free cash flow from recurring fee-for-service revenues, such as management fees and exchange and club revenues. In addition, although we already have a strong dividend policy, we will continue to evaluate additional opportunities to return capital to shareholders over the long term.

Following this acquisition, ILG’s revenue streams will be even more diversified. And while we continue to focus on asset light, fee for service business lines, the Vistana acquisition will enable us to immediately capitalize on revenue and profit growth opportunities. Additionally, it’s important to remember that this will not be a patchwork of businesses. There are significant strategic benefits to the transaction, including substantial achievable cost and revenue synergies. Through the combination and seamless integration of ILG and Vistana, we expect to achieve approximately $21 million in annual synergies three years from closing, and approximately $26 million in year five. These will come from a combination of ILG’s global corporate infrastructure and improved utilization of the standing inventory through existing ILG channels, and increased penetration of membership programs to Vistana customers. Furthermore, the combined Company will be naturally leaner through normal-course attrition, efficiencies and rent consolidations.

Slide 5 gives further detail on the value of the key assets included in the Vistana transaction. An important component of the value is in the net unsecuritized receivable, totaling $415 million as of September 30, 2015, which we believe can be quickly securitized to obtain approximately $375 million in cash, based on a 90% advance rate. Cash from securitized receivables is expected to be the primary source of financing the planned developments. Future development will be executed in a capital-efficient manner, using pre-construction sales and phased construction. Near-term growth will be generated primarily from sales produced by approximately $240 million of inventory in high-quality resorts with proven track records. This includes the commencement of Nanea, the third phase of the Westin Kaanapali Ocean Resort, which recently started sales. As many of you are aware, we are also receiving five resort hotels in world-class destinations valued at approximately $200 million, which we intend to convert to timeshare properties. For future development, Vistana currently has $30 million of land in exciting destinations. Sales will be conducted through 14 existing sale centers, with six more to be added over the next three years. I would like to point out that in 2006, Vistana generated $739 million in VOI sales.

Slide 6 highlights the approximately $5.5 billion in expected sales value of Vistana’s embedded inventory. You heard this number when we announced the deal, but I want to shed some additional light here. The sales are expected to be generated from the inventory on hand and embedded in Vistana’s completed projects, estimated at $1.2 billion, as well as expansions of existing resorts and those currently in development, such as Nanea, estimated at $3.1 billion. Sales from conversions of the five transferred hotel properties — the Westins in Cancun, Puerto Vallarta and Los Cabos, and Sheratons in Kauai and Steamboat Springs — are estimated at $1.3 billion.

Turning to slides 7 and 8, you can see here some new financial detail about Vistana, beyond what we disclosed when we first announced the transaction. What these numbers show makes it even more clear that we are not just acquiring a great portfolio of high-end resorts, we are gaining a business that delivers and is poised to achieve even greater financial performance moving forward. Modified adjusted 2015 EBITDA is forecasted between $140 million to $145 million, based on 8% to 10% contract sales growth and increased ADR and occupancy in resort operations.

Said 8 shows two scenarios, one based on Vistana’s 2015 expected growth rate, and another based on a higher growth rate fueled by the embedded $5.5 billion in potential sales I recently mentioned, and the six new distributional points to be added over the next three years. In 2018, these scenarios would result in approximately $185 million to $220 million of modified adjusted EBITDA, which includes targeted synergies. So you can see why we’re so excited about this business combination and the opportunities that lie ahead for ILG. The transaction, which is expected to close in the second quarter of 2016, will fortify our foundation for long-term sustainable growth, anchored by a strong pipeline of new resorts and future phase opportunities. With that, operator, please open the call for questions.”

Brad Dalinka — SunTrust

“Just wanted to ask about the deal value. I know you guys like to talk about that 1.5, but for people looking at it today, is it fair to say no cap and collar, and about $1.2 billion?”

Craig Nash — Chairman, President and CEO, Interval Leisure Group

“Well, definitely no cap and no collar in terms of valuation. If they take a look at these assets and some of the numbers that we have we’ve posted today, and I think you can come to a valuation that is, indeed, something that we feel is very good.”

Brad Dalinka — SunTrust

“Yes, I know, absolutely. Just trying to — if you just take the 1.5 and the EBITDA you guys had originally, the multiple is — certainly looks like in the lower single-digits now. Is that fair to think about for an incremental investor?”

Craig Nash — Chairman, President and CEO, Interval Leisure Group

“I think if you take a look at what we are expecting moving forward and you add — if you have $415 million of unsecuritized receivables, you’ve got $200 million value for the properties that are being transferred, and you’ve got a whole host of other assets that are on the balance sheet. I think you can come to a conclusion that it was the kind of deal that makes sense.”

Anto Salvarirajan, Goldman Sachs

“You mentioned having about $30 million in additional land held for development with the Vistana deal. Is that — and I realize this is early days, but do you have a timeframe in mind for development of that real estate? Will you be looking at some of the asset-light mechanisms that some of your peers have been adopting?”

Craig Nash — Chairman, President and CEO, Interval Leisure Group

“The $5.5 billion in expected sales value does not include the additional land that I mentioned, with the $30 million. And yes, we will. The Vistana team has not really focused on fee-for-service deals traditionally, but it’s something that we’re going to look at moving forward. I think there’s the opportunity there with the sales and marketing distribution platform that they have. But the $5.5 billion in expected sales value is something that we’re looking at, developing ourselves on the basis of that it’s a capital-efficient kind of deployment, with projects that are additional phases of existing projects, conversions of properties, as well as inventory that’s already built.”

Anto Salvarirajan, Goldman Sachs

“You have spoken about the Pure Points program for a couple of quarters now, and you mentioned in prepared remarks that it should roll out by 2016. Can you share additional details on the Pure Points program? Will it be program that is common to both the Vistana and Hyatt platforms, and will it also be leveraged across some of the asset-light fee-for-service deals that you’ve been focusing on? Thank you.”

Craig Nash — Chairman, President and CEO, Interval Leisure Group

“The Hyatt Pure Points Club is projected to be launched at the end of 2016. Sheraton has a similar program that they rolled out not that long ago. So it’s quite similar to that. And it is Hyatt-only that we’re talking about. We’re not talking about the Maui project. So we could envision having a Pure Points club for some kinds of inventory, but yet having the home-week preference that we have in Maui for other kinds of destinations. That’s what Westin has today. In terms of fee-for-service, we will look at that. Clearly there’s opportunities to do a variety of kind of capital-light structures, whether it’s just-in-time inventory, or whether it’s fee-for-

service. You have to take a look at where is your most accretive transaction, where can you drive in the best return on your money, as well as absolute EBITDA contribution. And you’ve got to measure of those things at once and make decisions around it. But clearly we are open to all kinds of structures, and have had people reaching out to us for discussions around it as well.”

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of ILG and Vistana, which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG, Vistana and Starwood and are subject to significant risks and uncertainties outside of the control of ILG and Starwood.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) the ability to achieve our estimate of future inventory yield, (9) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (10) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (11) lack of available financing for, or insolvency or consolidation of developers, (12) decreased demand from prospective purchasers of vacation interests, (13) travel related health concerns, (14) ILG’s ability to compete effectively and successfully and to add new products and services, (15) ILG’s ability to successfully manage and integrate acquisitions, (16) the occurrence of a termination event under the master license agreement with Hyatt, (17) ILG’s ability to market vacation ownership interests successfully and efficiently, (18) impairment of ILG’s assets, (19) the restrictive covenants in ILG’s revolving credit facility and indenture; (20) business interruptions in connection with ILG’s technology systems, (21) the ability of managed homeowners associations to collect sufficient maintenance fees, (22) third parties not repaying advances or extensions of credit, (23) fluctuations in currency exchange rates and (24) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission. None of ILG, Starwood or Vistana is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana.  In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website.  Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.